UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Canadian Solar Inc.

(Exact name of registrant as specified in its charter)

British Columbia	001-33107	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

545 Speedvale Avenue West Guelph, Ontario, Canada N1K 1E6
(Address of principal executive offices)	(Zip Code)

Huifeng Chang, Chief Financial Officer

Tel: (1-519) 837-1881

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1.                                                   Conflict Minerals Disclosure

Item 1.01.                                                 Conflict Minerals Disclosure and Report

 Conflict Minerals Disclosure

Canadian Solar Inc. (“Canadian Solar”) is one of the world’s largest solar technology and renewable energy companies and a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development.

Canadian Solar has two business segments, namely CSI Solar and Global Energy.

Under CSI Solar, it designs, develops, and manufactures solar ingots, wafers, cells, modules and total system solutions, including inverters and solar system kits. CSI Solar’s solar power products include standard solar modules and specialty solar products. CSI Solar conducts most of its manufacturing operations in China and Southeast Asia. CSI Solar’s products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that CSI Solar’s customers incorporate into their own products and complete specialty products, such as portable solar home systems. CSI Solar sells its products primarily under the “Canadian Solar” brand name. CSI Solar also delivers bankable, end-to-end, turnkey battery storage system solutions across various applications. These storage system solutions are complemented with long-term service agreements which include future battery capacity augmentation services. In 2021, CSI Solar started designing and developing proprietary DC battery storage systems, including battery modules and packs, for launch from 2022 onwards.

Its Global Energy segment primarily comprises solar and battery storage project development and sale, O&M and asset management services for operational projects, sale of electricity, and investment in retained assets. Its monetization strategies vary between develop-to-sell, build-to-sell, and partial build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, minimizing capital risk, and building recurring income.

The disclosures herein for the reporting period from January 1, 2021 to December 31, 2021 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

Canadian Solar has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•                  listed out the materials and products in its supply chain during the reporting period;

•                  determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by Canadian Solar (“necessary conflict minerals”);

•                  identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•                  requested that Suppliers in Concern provide a confirmation statement on where they obtained their products and materials that contained conflict minerals to determine whether further procedures and inquiries were necessary for these products and materials; and

•                  analyzed whether the necessary conflict minerals used by Canadian Solar during the reporting period may have originated from the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

Canadian Solar determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. In the processing of solar modules, Canadian Solar uses copper strip which is coated with tin. In addition, solder used in junction boxes and for other purposes contains tin. Canadian Solar has made inquiries with all its suppliers of tin-containing products about the source of the tin used in their products and further requested that these suppliers provide a confirmation statement on the origin of the tin contained in their products to determine whether further procedures and inquiries were necessary. Canadian Solar does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on Canadian Solar’s reasonable country of origin inquiry, Canadian Solar has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in CSI’s Corporate Website

This specialized disclosure report on Form SD can be accessed on CSI’s investor relations website at http://investors.canadiansolar.com/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02.                                                 Exhibit

Not applicable.

Section 2.                                                   Resource Extraction Issuer Disclosure

Item 2.01.                                                 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.                                                   Exhibits

Item 3.01.                                                 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANADIAN SOLAR INC.

	By:	/s/ Huifeng Chang
Name: Huifeng Chang
Title: Director and Chief Financial Officer

Date: May 31, 2022